Exhibit 99.1

This complementary notice is an unofficial translation of a complementary notice published in Hebrew by the Company in Israel on September 24, 2007.

Elbit Medical Imaging Ltd.
 (the "Company")
September 24, 2007
Complementary Notice
Pursuant to the Company’s prospectus published on September 11, 2007 (hereinafter: the "Prospectus"), and in accordance with section 16 (A.1)(2) of the Securities Law, 5728–1968 and the Securities (Complementary Notice and Draft Prospectus) Regulations, 5767–2007, the Company respectfully publishes a Complementary notice in respect of the issuance and listing for trading of the securities set out below (hereinafter: the "Complementary Notice").
The terms in this Complementary Notice shall have the meaning imparted to them in the Prospectus.
1.           The Offered Securities And The Manner of the Offering

1.1	The following securities are offered to the public:

1.1.1	Up to 66,375,000 registered Series E Notes, of NIS 1 par value each, are offered to the public under the terms set out in subsection 1.13 of the Prospectus.

1.1.2	Up to 461,625,000 registered Series F Notes, of NIS 1 par value each, are offered to the public under the terms set out in subsection 1.13 of the Prospectus.

1.2
The Series E Notes and the Series F Notes are offered to the public under two separate tenders, independent of each other, by means of a uniform offer, as laid down in the Securities (Manner of Offering Securities to the Public) Regulations, 5767–2007.

The Series E Notes are offered to the public at 100% of their par value, by means of 66,375 units, with each unit consisting of NIS 1,000 par value Series E Notes (hereinafter: the "Series E Units"). The Series E Notes are offered to the public by way of tender for the annual interest rate to be borne by Series E Notes, while the annual interest rate shall not exceed 6.3% (hereinafter: the "Maximum Interest Rate for Series E"). For further details see subsection 1.13.2 of the Prospectus.
The Series F Notes are offered to the public at 100% of their par value, by means of 461,625  units, with each unit consisting of NIS 1,000 par value Series F Notes (hereinafter: the "Series F Units"). The Series F Notes are offered to the public by way of tender for the annual interest rate to be borne by Series F Notes, while the annual interest rate shall not exceed 5.7% (hereinafter: the "Maximum Interest Rate for Series F"). For further details see subsection 1.13.2 of the Prospectus.
1.3
Series E Units E and Series F Units will hereinafter be referred to, jointly, as: the "Units"; the tender for Series E Notes and the tender for Series F Notes shall hereinafter be referred to, jointly, as:  the "Tender"; the Maximum Interest Rate For Series E and the Maximum Interest Rate For Series F shall hereinafter be referred to, jointly, as: the "Maximum Interest Rate".

1.4	The period for submitting orders for the Units offered to the public will commence on September 25, 2007 at 08:30 a.m. and will end on the same day at 15:00 p.m. (hereinafter: the "Tender Day").
1.5
Unit purchase orders will be submitted to the Company via Clal Finance Batucha Investment Management Ltd. (hereinafter: "Issue Coordinator") or via bank branches or other Stock Exchange members (hereinafter, jointly: "AuthorizedAgents"), on forms available from the Authorized Agents. For details regarding payment to the Authorized Agents see section 5 below. A Unit purchase order shall be deemed to have been submitted if received by the Authorized Agents by 15:00 on the Tender Day, provided that the Agent in receipt thereof transfers such order to the Issue Coordinator by 16:00 p.m. on the same day of receipt thereof. The Authorized Agents will transfer the orders in sealed envelopes, which will remain sealed and which will be inserted by the Issue Coordinator into a closed and locked box (including the orders submitted via the Issue Coordinator) from 08:30 a.m. to 16:00 p.m. on the Tender Day.

1.6
The orders will be transferred to the Issue Coordinator by the Authorized Agents on the Tender Day, by 16:00 p.m., in sealed envelopes, which will remain sealed up to the lapse of the deadline for submission of orders as aforesaid and will be inserted into a closed box together with the orders submitted directly to the Issue Coordinator.

1.7
Immediately after 16:00 p.m. on the Tender Day, the box will be unlocked and the envelopes will be opened in the presence of the Company’s auditor, who will supervise due adherence to the tender procedures, and the tender results will be summed up and processed.

1.8	Each subscriber may submit up to three (3) Unit purchase orders in the tender with different rates.
"Subscriber" - including a family member residing with him or a classified investor who gave prior undertakings to purchase Units as set out in subsection 1.16 of the Prospectus.
Each Subscriber will state in his order the number of Units he seeks to purchase and the annual interest offered by him, as the interest to be borne by the Notes comprising the Units, which shall not exceed the Maximum Interest Rate relevant to each series. The interest rate stated in each order shall be denominated in percentages, in 0.05% multiples, namely: Orders may be submitted at the Maximum Annual Interest Rate relevant to each series and at rates lower therefrom, at 0.05% intervals.
Orders may be submitted for the purchase of whole Units only. An order submitted with respect to any fraction of a Unit, shall be deemed to be an order submitted for only the amount of whole units stated therein, and the fraction of the unit included in the order shall be deemed as not having been incorporated therein ab initio.  An order stating a number of Units which is less than one, shall not be accepted.
1.9	For further details regarding the mode of submitting the orders see subsection 1.13.4 of the Prospectus.
2.	Permits And Approvals

2.1
The Company has applied to the Tel Aviv Stock Exchange Ltd. (hereinafter:  the "StockExchange") for listing for trading of the Series E Notes and Series F Notes offered under the Prospectus and the Complementary Notice, and the Stock Exchange has given its approval therefor.

2.2
The above approval of the Stock Exchange should not be deemed as approval of the details contained in the Prospectus and/or the Complementary Notice, or as to either the reliability or the completeness thereof, nor is it tantamount to an expression of an opinion on the Company, the nature of the securities listed for trading under the Prospectus or the consideration thereof.

2.3
Pursuant to the Stock Exchange guidelines, the listing of the securities offered under the Prospectus for trading on the Stock Exchange is subject to the fulfillment of the terms set out in subsection 1.13.6 of the Prospectus, a summary of which is as follows:

2.3.1	The minimum number of holders of the Notes offered from each series as aforesaid, separately, following the public issue, is at least 35 and the minimum holding value per holder is NIS 200,000.
"Holder" is defined under the Stock Exchange guidelines as one holder, the value of whose holdings exceeds the minimum holding value per holder as aforesaid, or a person holding jointly with others whose joint holding value exceeds the minimum holding value per holder as aforesaid.
2.3.2	The value of the public holdings of the Notes offered from each series as aforesaid, separately, following the listing for trading on the Stock Exchange shall not be less than NIS 36 M.
3.	Classified Investors

3.1
The Company received prior undertakings from classified investors whose names are set out below (the "Classified Investors"), for the purchase of 53,100 Series E Units, representing 80% of the total Series E Units offered and 295,867 Series F Units, representing approximately 64.09% of the total Series F Units offered. The Classified Investors as aforesaid undertook to submit Unit purchase orders in such amounts and for such interest as set out below.

3.2	The Classified Investors shall be entitled to commissions as set out in subsection 5.1.1 below.

3.3	Each of the Classified Investors set out below, has undertaken, as part of a prior undertaking, to submit Unit purchase orders for Series E Notes, at such interest rate as set out below:

Classified Investor’s Name	Interest	Units
I.B.I. Guy	6.00%	1,200
H.A.L. Insurance Fund And Provident Fund	6.10%	1,500
Wiser Provident Funds	6.10%	800
Yuvalim - Pension Fund	6.10%	800
Yuvalim Provident & Severance Pay Funds	6.10%	800

Classified Investor’s Name	Interest	Units
Advanced Study Fund for Engineers & Technicians	6.10%	1,800
Eliyahu Insurance Company Ltd.	6.20%	2,000
Union Bank – Nostro	6.25%	3,000
Rosario Capital Ltd.	6.30%	1,000
Altshuler Shaham Mutual Funds Management Ltd.	6.30%	2,000
I.B.I. Four Seasons Ltd.	6.30%	10,000
Israel Brokerage and Investments (IBI)	6.30%	10,000
Analyst – General (*)	6.30%	2,000
Analyst – Central Severance Pay Fund (*)	6.30%	800
Analyst Advanced Study – General (*)	6.30%	2,000
Jerusalem (E) Corporate Bonds	6.30%	2,650
Jerusalem (E) Bonds Plus	6.30%	2,650
Phoenix Profit Sharing Fund J	6.30%	3,300
Phoenix – General Track	6.30%	2,000
Phoenix – Advanced Study - General	6.30%	800
Phoenix – Comprehensive Pension	6.30%	1,000
Gaon - Provident Fund	6.30%	1,000
Total		53,100
(*)	The above Classified Investors are entities which are related to the Authorized Agents of the issue.

3.4	Each of the Classified Investors set out below, has undertaken, as part of a prior undertaking, to submit Unit purchase orders for Series F Notes, at such interest rate as set out below:

Classified Investor’s Name	Interest	Units
Provident funds and advanced study funds managed by Yahav Bank	5.50%	1,130
H.A.L. Insurance Fund And Provident Fund	5.50%	1,500
Wiser Provident Funds	5.50%	800
Yuvalim - Pension Fund	5.50%	800
Yuvalim Provident & Severance Pay Funds	5.50%	800
Advanced Study Fund for Engineers & Technicians	5.50%	1,800
Altshuler Mutual Funds Management Ltd.	5.50%	2,000
Union Bank – Nostro	5.55%	7,000
Provident Funds in the Senior Pension Funds	5.60%	2,960
Provident funds and advanced study funds managed by Yahav Bank	5.60%	39,710
Excellence Nessuah Gemel Ltd.	5.60%	9,370
Excellence Nessuah formerly Mizrahi Funds	5.60%	10,215
Excellence Invest	5.60%	1,700
Infinity Gemel Ltd.	5.60%	2,500
Rosario Capital Ltd.	5.60%	2,000
The First International Bank of Israel Ltd. – Provident Funds Department	5.60%	11,300
Prisma Portfolio Management	5.60%	800
Prisma Portfolio Management	5.60%	800
Prisma Portfolio Management	5.60%	800
Prisma Portfolio Management	5.60%	800
Etgarim Provident Fund	5.64%	2,659

Classified Investor’s Name	Interest	Units
Direct Investments House (Provident Funds) Ltd.	5.64%	3,223
The First International Bank of Israel Ltd. – Provident Funds Department	5.65%	10,000
Excellence Nessuah Corporate Bonds Fund	5.70%	2,500
Excellence Nessuah Pension (Achdut) Ltd.	5.70%	800
Eliyahu Insurance Company Ltd.	5.70%	2,000
Severance Pay Fund for Employees of the Israel Aerospace Industries Ltd. Cooperative Society Ltd.	5.70%	2,500
British Israel Investments Ltd.	5.70%	5,000
The First International Bank of Israel Ltd. – Provident Funds Department	5.70%	5,000
Leumi - Nostro	5.70%	15,000
Leumi – Nostro	5.70%	15,000
Mercantile Provident Funds Management Ltd.	5.70%	5,000
I.B.I. Four Seasons Ltd.	5.70%	10,000
Israel Brokerage and Investments (IBI)	5.70%	10,000
Barometer Investment Management Ltd.	5.70%	800
Analyst Underwriting And Issuing Ltd. (*)	5.70%	2,500
Perfect Provident Funds Ltd.	5.70%	5,000
Eurocom Capital Finance Ltd.	5.70%	1,500
Analyst Provident Funds and Advanced Study Funds (*)	5.70%	16,000
Clal Finance Batucha Investment Management Ltd. (*)	5.70%	20,000
Dash Provident Funds Management Ltd.	5.70%	15,000
The Phoenix Investment And Finances Ltd.	5.70%	19,600
Menora Mivtachim Holdings Ltd. (*)	5.70%	3,000
Menora Mivtachim Insurance Ltd. (*)	5.70%	5,000
Menora Mivtachim Insurance Ltd. Profit Participating (*)	5.70%	15,000
Menora Mivtachim Gemel Ltd. (*)	5.70%	5,000
Total		295,867
(*)	The above Classified Investors are entities which are related to the Authorized Agents of the issue.
4.	Proceeds and Expenses of the Issue
The Company’s anticipated proceeds from this issue, less the anticipated expenses involved in the issue are as follows:
Anticipated proceeds, gross1  -                      Approximately NIS 528,000 thousands

Expenses relating to distribution,
coordination and prior undertakings             Approximately NIS 3,211 thousands

Other expenses                                                  Approximately NIS 917 thousands

Anticipated proceeds, net                               Approximately NIS 523,872 thousands
Total commissions for distribution and prior undertakings plus the additional expenses relating to this issue are estimated at some NIS 4,128 thousands, representing approximately 0.78% of the issue proceeds, gross (assuming purchase of all the Series E Notes and the Series F Notes offered.)

[1]	Calculated on the assumption of all Units offered under the Prospectus and the Complementary Notice being purchased.

5.	Commissions

5.1	In connection with this issue the Company will pay the following commissions:

5.1.1	To Classified Investors
The Company will pay a prior undertaking commission to the Classified Investors who submitted prior undertakings for the purchase of Units in the Tender, at a rate of 0.45% of the total immediate proceeds for the Notes respecting which the Classified Investors undertook to submit orders.  No distribution commission will be paid to the Classified Investors beyond the prior undertaking commission as aforesaid.
5.1.2	Coordination And Distribution Commissions
To Clal Finance Underwriting Ltd., to Analyst Underwriting And Issuing Ltd. and to Menora Mivtachim Underwriters & Management Ltd., the Company will pay distribution commission in respect of the Series E Notes at a rate of 0.3% of the issue proceeds, gross, and in respect of the Series F Notes at a rate of 0.3% of the issue proceeds, gross, plus another rate of the issue proceeds, gross, in respect of the Series F Notes, which will be calculated as the difference between the annual interest rate to be determined in the Tender and the Maximum Interest Rate. Applicable VAT will be added to the above sums. This commission will be distributed evenly among the above distributors.
The said distributors may, at their exclusive discretion, pay commissions to third parties for consultation for the issue and assistance in marketing securities in the issue, out of the commission sums to which they are entitled as aforesaid, provided that such sums are not paid to a final purchaser of Series E Notes or Series F Notes in the issue. Furthermore, the Company will pay to the Issue Coordinator, Clal Finance Batucha Investment Management Ltd., a coordination commission in the sum of NIS 57 thousands.

Signatures

Company:

Elbit Medical Imaging Ltd.                                              __________________________